Exhibit 16.1

October 30, 2015

Office of the Chief Accountant
Securities and Exchange Commission
101 F Street N.E.
Washington, D.C. 20549-7561
Re: CRYPTOSIGN, Inc.

Ladies and Gentlemen:

We have read the Company's statements under Item 4.01(a) of its Current Report on Form 8-K, dated October 30, 2015, and we concur with the information shown therein.

We confirm we had no disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure during the last three fiscal years ended June 30, 2015, which disagreements, if not resolved to our satisfaction, would have caused us to make a reference to the subject matter of the disagreements in connection with our reports.

Sincerely,

EKS&H LLLP